UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                                                       Washington DC 20549
                                                       OMB Number:     3235-0161
                                                       Expires: October 31, 2002

                                  FORM U-3A-2

                                 File No. 20549
                                 --------------

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provision of the Public Utility Holding Company Act of 1935 To be filed annually prior to March 1

                            TATUM DEVELOPMENT CORP.
                            -----------------------

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale general (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                                  SEE ATTACHED

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                                  SEE ATTACHED

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural gas or manufactured gas distributed at retail,

            4,257,606 MCF (All in Mississippi) totaling $35,903,766

b) Number of kwh. of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                                      NONE

c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE


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4.  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

b) Name each system company that holds an interest in such EWG or foreign utility company; and description of interest held.

                                      NONE

c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

e) Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this the 25th day of February, 2002.

TATUM DEVELOPMENT CORP.

ROBERT O. TATUM
---------------

By:

ROBERT O. TATUM, PRESIDENT

Attest:

ALLAN DAGLIO
------------

ALLAN DAGLIO, VICE-PRESIDENT, CFO

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Allan Daglio, Vice-President/CFO
Tatum Development Corp.
11 Parkway Blvd.
Hattiesburg MS  39401-8893
Phone:  (601) 544-6043


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
                                                         TATUM  DEVELOPMENT  CORP
                                                  CONSOLIDATING  STATEMENT  OF  EARNINGS        In  $  000's  of  dollars
                                                  FOR 12 MONTHS ENDING: SEMPTEMBER 30 2001

                        TATUM      WILLMUT    INDUSTRIAL   MISSISSIPPI      THE       TIMBERTON    GOLF CLUB
                     DEVLOPMENT   GAS & OIL     WELDING     TANK & MFG   MERCHANTS      REALTY     DEVLOPMENT
                        CORP       COMPANY     SUPPLIES      COMPANY      COMPANY    CORPORATION      CORP       ELIMINATE
SALES                         0      33,010       34,022        11,879     123,624             0        1,888
Cost of Sales                 0      26,518       19,074         9,475     102,162             0          356

GROSS MARGIN                  0       6,492       14,948         2,404      21,462             0        1,532             0

OTHER OP REVENUE              0           0            0             0         790             0            0

Total Operating Exp       1,528       4,046       12,514         1,809      18,183            46        1,309

OTHER (INCOME) EXP         (579)       (250)        (325)          (78)       (777)          (36)         (60)            0

PROFIT BEFORE IDAT         (949)      2,696        2,759           673       4,846           (10)         283             0

  Interest                  255         344          476             9       1,088             8          372             0
  Depreciation               17         865        2,012           315       2,009             0          197
  Amortization                0           2          298             0           0             0            0

PROFIT BEFORE TAX        (1,221)      1,485          (27)          349       1,749           (18)        (286)            0

Income Taxes               (488)        558           22            52         655            (7)        (105)

PROFIT AFTER TAX           (733)        927          (49)          297       1,094           (11)        (181)            0


                        TATUM
                     DEVELOPMENT
                        CORP
                     CONSOLIDATED
SALES                     204,423
Cost of Sales             157,585

GROSS MARGIN               46,838

OTHER OP REVENUE              790

Total Operating Exp        39,435

OTHER (INCOME) EXP         (2,105)

PROFIT BEFORE IDAT         10,298

  Interest                  2,552
  Depreciation              5,415
  Amortization                300

PROFIT BEFORE TAX           2,031

Income Taxes                  687

PROFIT AFTER TAX            1,344


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
                                                    TATUM DEVELOPMENT CORP
                                                 CONSOLIDATING  BALANCE  SHEET                    In $ 000's of dollars
                                              FOR MONTH ENDING: SEPTEMBER 30 2001

                                        TATUM      WILLMUT   INDUSTRIAL   MISSISSIPPI     THE       TIMBERTON     GOLF CLUB
                                     DEVLOPMENT   GAS & OIL    WELDING    TANK & MFG   MERCHANTS      REALTY     DEVLOPMENT
                                        CORP       COMPANY    SUPPLIES      COMPANY     COMPANY    CORPORATION      CORP
ASSETS
    Cash & Equivalent                       248         380         144            20        340             6           16
    Accts Receivable                          0       1,213       3,655         1,220     12,338             0           79
    Accts Rec - Interco                     458          38           0             5         76           430            0
    Inventories                               0         340       2,916         2,456      7,437             0           53
    Deferred Taxes                            0       1,022          39             0        261             0            0
    Other                                    28         619         155            25        599             0           15
    Total Current Assets                    734       3,612       6,909         3,726     21,051           436          163

    Property,Plant,Equip                     43      13,361       8,477         1,114     14,150             0        5,702

    Non Comp/Goodwill                         0           0       1,461             0          0             0            0
    Investment in Subs                    7,275           0           0             0          0         3,028            0
    Notes Rec - Interco                   1,814       4,100           0           700      7,620         1,715            0
    Other                                 4,055          17         258           210         15            50            1
    Total Other Assets                   13,144       4,117       1,719           910      7,635         4,793            1
    TOTAL ASSETS                         13,921      21,090      17,105         5,750     42,836         5,229        5,866

LIABILITIES
    Accts Payable                            25         919       1,562           347      7,388             0           34
    Accrued Expenses                         29          87         219           318      1,039             0           20
    Deposits                                  0         416          26           344          0             0            0
    Other                                    19       2,741           0             0         40            (1)          43
    Deferred Taxes                            0         157           0             0      1,282             0            0
    Tax Payble (non Income)                  84         369         197           160        131             0           51
    Accts Payable - Interco                 119           0           0             0          0           455          429
    Income Tax payable                        0         778        (313)           81       (208)           (7)        (106)
    Notes Payable                         4,000           0       2,413           296      7,266             0          453
    Total Current Liabilities             4,276       5,467       4,104         1,546     16,938           447          924

    Other Liabilities                     2,413       1,299           0             0          0             0           (7)

    Notes Payable - Interco              12,420           0           0             0          0         1,814        1,715
    Notes Payble Long Term                2,880       5,300       3,964            87     15,573             0        2,488
    TOTAL LIABILITIES                    21,989      12,066       8,068         1,633     32,511         2,261        5,120

STOCKHOLDER'S EQUITY
    STOCK                                 1,950         412         (50)        1,001        475         3,305        3,028
    PAID IN CAPITAL                           0       1,688         501           500          5             0            0
    UNREALIZED GAIN  ON SECURITIES        1,803           0           0             0          0             0            0
    RETAINED EARNINGS                     8,697       5,997       8,635         2,319      8,751          (326)      (2,093)
    CURRENT YEAR EARNINGS                  (733)        927         (49)          297      1,094           (11)        (189)
    TREASURY STOCK                      (19,785)          0           0             0          0             0            0
    TOTAL STOCKHLDER EQUITY              (8,068)      9,024       9,037         4,117     10,325         2,968          746

    TOTAL LIAB & EQUITY                  13,921      21,090      17,105         5,750     42,836         5,229        5,866


                                                       TATUM
                                                    DEVELOPMENT
                                                       CORP
                                      ELIMINATE    CONSOLIDATED
ASSETS
    Cash & Equivalent                          0          1,154
    Accts Receivable                           0         18,505
    Accts Rec - Interco                   (1,007)             0
    Inventories                                0         13,202
    Deferred Taxes                             0          1,322
    Other                                      0          1,441
    Total Current Assets                  (1,007)        35,624

    Property,Plant,Equip                    (423)        42,424

    Non Comp/Goodwill                          0          1,461
    Investment in Subs                   (10,303)             0
    Notes Rec - Interco                  (15,949)             0
    Other                                    (95)         4,511
    Total Other Assets                   (26,347)         5,972
    TOTAL ASSETS                         (27,777)        84,020

LIABILITIES
    Accts Payable                              0         10,275
    Accrued Expenses                           0          1,712
    Deposits                                   0            786
    Other                                      0          2,842
    Deferred Taxes                             0          1,439
    Tax Payble (non Income)                    0            992
    Accts Payable - Interco               (1,003)             0
    Income Tax payable                         0            225
    Notes Payable                              0         14,428
    Total Current Liabilities             (1,003)        32,699

    Other Liabilities                        (60)         3,645

    Notes Payable - Interco              (15,949)             0
    Notes Payble Long Term                     0         30,292
    TOTAL LIABILITIES                    (17,012)        66,636

STOCKHOLDER'S EQUITY
    STOCK                                 (8,171)         1,950
    PAID IN CAPITAL                       (2,694)             0
    UNREALIZED GAIN  ON SECURITIES             0          1,803
    RETAINED EARNINGS                         47         32,027
    CURRENT YEAR EARNINGS                     53          1,389
    TREASURY STOCK                             0        (19,785)
    TOTAL STOCKHLDER EQUITY              (10,765)        17,384

    TOTAL LIAB & EQUITY                  (27,777)        84,020


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